RALLY RD.

Purchase Option Agreement

As of November 11th, 2019

This exclusive purchase option agreement (this “Option Agreement”) is made between RSE Archive, LLC, a Delaware series limited liability company (including any of its designees, “Purchaser”, “we” or “us”), and Goldin Auction Investments, LLC (“Seller” or “you”) with regard to the asset described below (the “Asset”).

Key Deal Points:

▪You understand that the Asset will be securitized through the Rally Rd. platform, which is owned and operated by our parent company, RSE Markets, Inc.

▪We have agreed with you to the Consideration to be paid for each Asset, as outlined below.

▪You hereby grant us the exclusive right to purchase the Asset at any time during the Option Period upon the terms and conditions set forth in this Option Agreement.  To exercise our exclusive right to purchase the Asset, we may provide written notice to you in accordance with this Option Agreement at any time during the Option Period, of our election to exercise such option and purchase the Asset.  We may designate any series of Purchaser as the purchaser of the Asset.  The Closing will occur as promptly as reasonably practicable, but in no event later than five (5) Business Days, following the date on which we exercise such option.  A “Business Day” is any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

▪You hereby represent to us as follows:

oYou are the rightful and exclusive owner of the Asset, with good and marketable title thereto, free and clear of all liens, pledges, encumbrances, claims, interests (including security interests), rights of first refusal or first offer, restrictions, charges of every kind and nature, whether arising by contract, operation of law or otherwise (collectively, “Encumbrances”).

oFrom and after the closing of the purchase of the Asset by us (the “Closing”), we will have the same good and marketable title to the Asset, free and clear of all Encumbrances, and will be entitled to and enjoy all the same rights and benefits of the Asset as enjoyed by you as of the date of this Option Agreement.

oThe Asset is free of any adverse claims or defects regarding title or authenticity.  The Asset is not counterfeit, has not been previously stolen and has not been subject to any fraudulent conveyance.

oYou are duly incorporated or organized and validly existing and in good standing under the laws of the state of your incorporation or organization. You have all requisite power and authority to own, lease, transfer and convey your property and to carry on your business as now being conducted by you.

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oYou have all requisite power and authority to enter into this Option Agreement, to perform your obligations hereunder and to consummate the transactions contemplated by this Option Agreement.  This Option Agreement has been duly authorized, executed and delivered by you and is a legal, valid and binding obligation on you, enforceable against you in accordance with its terms.

oNo party other than Purchaser has any agreement or option, whether, in writing or oral, or any right or privilege capable of becoming an agreement or option for the purchase or acquisition of the Asset.  Except for your contract with the Museum (as defined below), a true and complete copy of which was previously provided to us (redacted to exclude solely the financial terms of such contract), there are no agreements or arrangements in place with any other person or entity with respect to the use, ownership or possession of the Asset.

oThe execution, delivery and performance of this Option Agreement by you, and the consummation of the transactions contemplated hereby, does not and will not, with or without notice, lapse of time or both: (i) constitute or result in a breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of yours under (A) any contract (written or oral) to which you are a party or by which you or the Asset is bound, (B) any applicable law, license, permit, approval, consent or authorization to which you or the Asset is subject; (ii) violate any provision of your organizational documents, or (iii) result in the creation or imposition of any Encumbrance on the Asset (other than in favor of Purchaser).

oNo notification, consent, approval or waiver is required to be made to or obtained from any person or entity as a result of, in connection with, or as a condition to the execution, delivery or performance by you of this Option Agreement.

oThe Asset is insured and shall remain insured at your expense until the Closing by a reputable carrier against loss or damage by all insurable hazards or risks on a fair market value basis.

oYou are an “accredited investor” within the meaning of that term as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  You will acquire the “Equity” portion of the Consideration for investment for your own account and not with a view to the distribution of any part thereof in violation of the Securities Act of 1933, as amended.  Your financial condition is such that you are able to bear the risk of holding the “Equity” portion of the Consideration for an indefinite period of time.  You (either alone or together with your advisor) have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the “Equity” portion of the Consideration.  You have conducted, to your satisfaction, your own independent investigation of the condition, operations and business of Purchaser and the Asset and have been provided access to and an opportunity

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to review any and all information requested by you in order for you to make your own determination to proceed with the transactions contemplated by this Option Agreement, including your investment in the Equity portion of the Consideration.

Your Rights & Obligations:

▪You will maintain exclusive ownership and, except as may be consented to in writing by us (which consent we  may withhold, condition or delay in our sole discretion), possession of the Asset throughout the Option Period.  The Asset, and title thereto, will remain free and clear of all Encumbrances.

▪Except as may be consented to in writing by us (which consent we may withhold, condition or delay in our sole discretion), during the Option Period you will store, protect and maintain the Asset as part of your inventory exercising a standard of care no less than the standard applied in storing, protecting and maintaining the Asset immediately prior to the date of this Option Agreement, but, in any event, on no less than a commercially reasonable basis with respect to storing, protecting and maintaining valuable collectible assets of the nature and type of the Asset.

▪Upon reasonable notice, you will provide us access to the Asset for the creation of marketing materials.  Marketing materials remain our property.  You will permit us to inspect the Asset from time to time upon reasonable notice.

▪You will maintain insurance on the Asset by a reputable carrier against loss or damage by all insurable hazards or risks on a fair market value basis.

▪You will indemnify and save harmless Purchaser and our affiliates and our and their respective officers, directors, managers, equity holders, employees and agents (collectively, “Purchaser Indemnitees”) from all losses, damages, liabilities, deficiencies, claims, actions, causes of action, demands, lawsuits, arbitrations, inquiries, proceedings, litigations, investigations, taxes, judgments, interest, awards, penalties, fines, assessments, levies, costs or expenses of whatever kind suffered or incurred by any of the Purchaser Indemnitees based upon, arising out of, with respect to, in connection with or by reason of:

oany inaccuracy in or breach of any of your representations or warranties contained in this Option Agreement or in any agreement, certificate or other document delivered by you to us in connection herewith;

oany breach or non-fulfillment of any covenant, agreement or obligation to be performed by you pursuant to this Option Agreement or any agreement, certificate or other document delivered by you to us in connection herewith;

oany claim by any person or entity for brokerage or finder’s fees or commissions or similar payments;

othe ownership of the Asset prior to the Closing, including, without limitation, any failure by you to pay, satisfy, discharge, perform or fulfill any debt, liability, obligation, fee of any nature related thereto; and

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oany fraud, intentional misrepresentation or willful misconduct by you or any of your officers, directors, managers, employees or agents relating to this Option Agreement.

▪You will promptly give us written notice of: (i) the existence or occurrence of any fact, circumstance, event or condition that could reasonably be expected to (A) cause any of your representations or warranties to be untrue or inaccurate at any time, (B) adversely impact the value of the Asset, (C) result in an Encumbrance upon the Asset or affect title or possession of the Asset in a way that is adverse to us, (C) prevent the timely consummation of the transactions contemplated hereby; (ii) any notice or other communication from any person or entity alleging that the consent, approval, permission of or waiver from such person is or may be required in connection with the transactions contemplated by this Agreement; and (iii) any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, proceeding, litigation, investigation,  commenced or, to your knowledge, threatened against, relating to or involving or otherwise affecting the Asset, including title, ownership or authenticity thereof.

▪Upon our written notice to you, you will return the Down-Payment (as defined below) and this Option Agreement shall terminate in the event: (i) there has been a breach by you of any representation, warranty, covenant, agreement or obligation pursuant to this Option Agreement; (ii) the Asset is lost, stolen, damaged or destroyed or its value is otherwise impaired or diminished; (iii) of any fraud, intentional misrepresentation or willful misconduct by you or any of your officers, directors, managers, employees or agents relating to this Option Agreement; or (iii) a material adverse event has occurred or would reasonably be expected to occur with respect to the Asset.

▪You will not, and will cause your affiliates and your and their respective officers, directors, managers, members, equity holders, employees, agents and other representatives not to, issue any press release or other public announcement relating to the subject matter of this Option Agreement or the transactions contemplated hereby without our prior written consent, which consent we may withhold, condition or delay in our sole discretion.

▪You will not advertise the Asset online, in print, on social media, or with a third-party dealer or listing service without our prior written consent, which consent we may withhold, condition or delay in our sole discretion.

The Closing:

▪Following the successful completion of an offering through the Rally Rd. platform, at the Closing you will receive payment of the Consideration for the Asset, as outlined below.  You will deliver customary instruments of transfer (including a bill of sale) in form and substance satisfactory to us transferring title and ownership of the Asset to us, free and clear of all Encumbrances.

▪The representations and warranties set forth in this Option Agreement (and any certificate or other writing delivered pursuant hereto) shall be true and correct in all respects on and as of the date of this Option Agreement and as of the Closing with the same effect as though made at and as of the Closing.

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▪The representations and warranties set forth in this Option Agreement (and any certificate or other writing delivered pursuant hereto) will survive the Closing and/or termination or expiration of this Option Agreement indefinitely.  Any claim for indemnification may continue to be asserted and pursued, with the obligation to indemnify to continue to apply, until such claim is finally resolved.  Your covenants, agreements and obligations set forth in this Option Agreement will each survive the Closing and continue in full force and effect indefinitely.

▪Unless otherwise agreed in writing by us, you will be responsible for arranging shipment of the Asset in a manner and by a carrier of our selection to a location designated by us.  We will pay all costs, freight, fees and insurance in connection therewith.

▪You will execute and deliver or cause to be executed and delivered to us such other agreements or instruments, in addition to those required by this Option Agreement, as we may reasonably request, in order to implement the transactions contemplated by this Option Agreement.

Asset; Consideration; Other Terms

Asset:	T206 Honus Wagner “Nun’s Wagner”
Description:
Total Acquisition Cost:	$500,028
Consideration: Cash (%) Equity (%) Total

$225,000

5,289 membership interests in the series that acquires title to the Asset, representing a 52.9% interest in such series.  As of the Closing, the aggregate value of such membership interests shall be $275,028
$500,028

Other Terms: Option Period Down-Payment Cash Balance Due Equity Balance Due	45 days following the date of this Option Agreement $100,000 upon signing $125,000, 45 days after signing 5,289 membership interests upon offering fully funded

Additional Terms & Conditions:

•Notwithstanding anything to the contrary, without our prior written consent (which may be withheld in our sole discretion), you will not, directly or indirectly, offer, pledge, sell, transfer, hypothecate, mortgage, grant or encumber, sell or grant any option, purchase any option, enter into any arrangement or contract to do any of the foregoing, or otherwise transfer, dispose or Encumber any interest in the membership interests comprising the “Equity” portion of the Consideration set forth above.

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•We will not sell the Asset within 36 months of the Closing without your prior written consent.

•Following the Closing we will not sell the Asset for a purchase price of less than $1,900,000.00 without your prior written consent.

•For a 10-year period we (or our designee(s)) will have the right, exercisable at any time upon written notice to you, to repurchase from you all membership interests held by you for a purchase price valuing the Series at no less than $1,900,000.00.  In the event we exercise this right, you will execute and deliver or cause to be executed and delivered to us such agreements or instruments as we may reasonably request, in order to facilitate such repurchase.

•If the Asset is sold within 5 years of the Closing, we will use commercially reasonable efforts to include as a condition in the sale agreement relating to such sale that purchaser of the Asset must lend the Asset to you for 60 days per calendar year for a 24-month period post-sale.  We will have no further obligation to you once we sell the Asset.

•Provided that you comply with your covenants, agreements and obligations set forth in this Option Agreement, we agree to lend the Asset to you for no less than 305 days per year.  In turn, you may lend such Asset to the DePace Sports Museum at its principal location in New Jersey (the “Museum”) for display at the Museum, provided that (A) you notify us in advance when the Asset is so lent to the Museum, (B) such loan arrangement is made pursuant to a written agreement with the Museum on terms and conditions that are satisfactory to us in our sole discretion (including, upon our request, making us a party thereto) and (C) the Museum at all times stores, protects, insures and maintains the Asset on terms acceptable to us in our sole discretion.  You will enforce against the Museum the terms and conditions of any such written agreement at, and in accordance with, our direction.  You will also enforce for our benefit, and as reasonably directed by us, your rights under such written agreement with the Museum as if we were a party thereto in your place and permit us to enforce any rights arising with respect thereto.  For clarity, we will retain title to and ownership of the Asset at all times notwithstanding anything to the contrary in this Option Agreement.

▪When the Asset is in your possession, you will store, protect and maintain the Asset as part of your inventory exercising a standard of care no less than the standard applied in storing, protecting and maintaining the Asset immediately prior to the date of this Option Agreement, but, in any event, on no less than a commercially reasonable basis with respect to storing, protecting and maintaining valuable collectible assets of the nature and type of the Asset.  Further, you will cause the Museum to display, store, protect and maintain the Asset as part of its collection exercising a standard of care no less than the standard applied in displaying, storing, protecting and maintaining the Asset immediately prior to the date of this Option Agreement, but, in any event, on no less than a commercially reasonable basis with respect to displaying, storing, protecting and maintaining valuable collectible assets of the nature and type of the Asset.

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•We will have the right to inspect the Asset at any time.  You will, and will cause the Museum to, take all actions reasonably requested by us to safeguard, protect and preserve the Asset.

•In the event the Asset is lost, stolen, damaged or destroyed or its value is otherwise impaired or diminished at any time when the Asset is not in our possession in connection with any loan thereof to you or the Museum, you will promptly pay to us an amount equal to the fair market value of the Asset immediately prior to the date the Asset was lost, stolen, damaged or destroyed or its value was otherwise impaired or diminished.

The headings in this Option Agreement are for reference only and shall not affect the interpretation of this Option Agreement.

If any term or provision of this Option Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Option Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction, and, for the purpose of such jurisdiction, such provision or portion thereof shall be struck from the remainder of this Option Agreement, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Option Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

This Option Agreement and the other instruments and documents expressly referred to herein constitute the sole and entire agreement of the parties to this Option Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

This Option Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

This Option Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity, including the Musuem, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Option Agreement, except that the Purchaser Indemnitee may assert rights and remedies hereunder as a third-party beneficiary with respect to those provisions of this Option Agreement affording a right, benefit or privilege to such Purchaser Indemnitee.

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This Option Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Option Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

The parties agree that, because of the uniqueness of the Asset, irreparable damage would occur to the Purchaser if any provision of this Option Agreement were not performed in accordance with the terms hereof and that the Purchaser shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which it is entitled at law or in equity.

This Option Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Option Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Option Agreement.

All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered personally, (ii) the next Business Day, if sent by a nationally-recognized overnight delivery service (unless the records of the delivery service indicate otherwise), (iii) three Business Days after deposit in the United States mail, certified and with proper postage prepaid, addressed as follows; or (iv) upon delivery if sent by electronic mail during a Business Day (or on the next Business Day if sent by electronic mail after the close of normal business hours or on a non-Business Day): if to Purchaser, to: Rally Rd., 250 Lafayette St 2rd floor, New York, NY 10012, Attention: Christopher J. Bruno, CEO; Email: chris@rallyrd.com; if to Seller, to: Goldin Auction Investments, LLC, 160 E. Ninth Ave, Suite A, Runnemede, NJ 08078; Attention: Ken Goldin; Email: ken@goldinauctions.com. Any party or other recipient may from time to time change its contact information for purposes of this Option Agreement by giving notice of such change as provided herein.

THIS OPTION AGREEMENT SHALL BE GOVERNED BY, INTERPRETED UNDER AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WITHIN THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS THEREOF. Any action, suit or proceeding to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Court of Chancery of the State of Delaware, New

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Castle County, provided, that if jurisdiction is not then available in such court, then any such legal action or proceeding may be brought in any federal court sitting in Wilmington, Delaware or any other Delaware state court, and you agree to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) and you waive (to the full extent permitted by law) any objection you may have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding has been brought in an inconvenient forum.

Acknowledged and Agreed:

By: /s/ Christopher J. Bruno	By: /s/ Ken Goldin
PURCHASER	SELLER
Name:Christopher J. Bruno	Name: Ken Goldin
Title: Chief Executive Officer	Title: Principal